UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Air Transport Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Amazon.com, Inc. 91-1646860
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 3,121,951
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 3,121,951
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,121,951
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 4.999%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**

Based on 59,329,563 shares of common stock, par value $0.01 per share (“Common Stock”) of Air Transport Services Group, Inc. (the “Issuer”) outstanding as of December 31, 2019, as disclosed to Amazon.com, Inc. (“Amazon”) by the Issuer on January 2, 2020, plus 3,121,951 shares of Common Stock issuable upon exercise of the Warrants (as defined below) as of December 31, 2019.

Item 1.

(a)	Name of Issuer

Air Transport Services Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

145 Hunter Drive Wilmington, Ohio 45177

Item 2.

(a)	Name of Person(s) Filing

Amazon.com, Inc.

(b)	Address of Principal Business Office or, if none, Residence

410 Terry Avenue North Seattle, Washington 98109

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

00922R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,121,951*

(b)	Percentage of class: 4.999%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,121,951

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,121,951

(iv)	Shared power to dispose or to direct the disposition of: 0

*

On March 8, 2016, pursuant to an Investment Agreement, dated as of March 8, 2016 (the “2016 Investment Agreement”), by and between Amazon and the Issuer, the Issuer issued Amazon a warrant (“Warrant-A”) to acquire up to 12,810,629 shares of Common Stock, a portion of which became exercisable upon the occurrence of the Issuer’s annual stockholders’ meeting on May 12, 2016. On March 8, 2018, pursuant to the 2016 Investment Agreement, the Issuer issued Amazon a warrant (“Warrant-B”, and together with Warrant-A, the “2016 Warrants”) to acquire up to an additional 1,591,333 shares of Common Stock. On December 20, 2018, pursuant to an Investment Agreement, dated as of December 20, 2018 (the “2018 Investment Agreement”), by and between Amazon and the Issuer, the Issuer issued Amazon a warrant (“Warrant-C,” and together with the 2016 Warrants, the “Warrants”) to acquire up to an additional 14,801,369 shares of Common Stock. In connection with the 2018 Investment Agreement, Amazon and the Issuer amended certain provisions of the 2016 Investment Agreement and 2016 Warrants to include the Beneficial Ownership Limitation (as defined below). Shares of Common Stock subject to the Warrants vest and become exercisable upon the achievement of certain commercial milestones, subject to certain regulatory approvals and the terms and conditions outlined in the Warrants.

The number of shares of Common Stock that are currently exercisable is determined under the Warrants (as amended), which provide that Amazon is prohibited from exercising the Warrants for such number of shares of Common Stock as would exceed 4.999% beneficial ownership of all outstanding Common Stock, subject to certain exceptions (the “Beneficial Ownership Limitation”). The number of shares of Common Stock is reported in this statement with reference to the number of shares of outstanding Common Stock as of December 31, 2019. To the extent the number of shares of outstanding Common Stock increases, the number of shares of Common Stock beneficially owned by Amazon would increase. To the extent the number of shares of outstanding Common Stock decreases, the number of shares of Common Stock beneficially owned by Amazon would decrease.

As of December 20, 2018, Amazon became the beneficial owner of less than five percent of the shares of Common Stock of the Issuer, however, Amazon has determined to voluntarily continue to report its beneficial ownership of Common Stock.

**

Based on 59,329,563 shares of Common Stock outstanding as of December 31, 2019, as disclosed to Amazon by the Issuer on January 2, 2020, plus 3,121,951 shares of Common Stock issuable upon exercise of the Warrants as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President